UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	21 March 2025 - “Holding(s) in Company”

99.1

21 March 2025

HALEON PLC
("Haleon" or "the Company")

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN
GB00BMX86B70

Issuer Name
HALEON PLC

UK or Non-UK Issuer
UK

2. Reason for Notification
An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name
Pfizer Inc.
City of registered office (if applicable)
New York
Country of registered office (if applicable)
United States of America

4. Details of the shareholder
Name	City of registered office	Country of registered office
State Street Nominees Limited	London	United Kingdom

5. Date on which the threshold was crossed or reached
21-Mar-2025

6. Date on which Issuer notified
21-Mar-2025

7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	0.000000	0.000000	0.000000	0
Position of previous notification (if applicable)	7.310000	0.000000	7.310000

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
Ordinary Shares GB00BMX86B70		0		0.000000
Sub Total 8.A	0		0.000000%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation
    1. Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information
This notification relates to the sale by Pfizer Inc. ("Pfizer") of the entirety of its residual interest in Haleon plc ("Haleon").
    Pfizer sold 617,553,920 Haleon ordinary shares ("Ordinary Shares") pursuant to a secondary offering announced on 18 March 2025. In connection with the offering, and in addition to the 617,553,920 Ordinary Shares in the offering, Pfizer sold 44,155,844 Ordinary Shares to Haleon in an off-market sale in accordance with the terms of a share purchase deed         between Haleon and Pfizer which was previously approved by Haleon's shareholders.

Pursuant to (i) the offering, and (ii) the off-market sale to Haleon, Pfizer disposed of its entire residual interest in Haleon of 661,709,764 Ordinary Shares.
    Prior to the completion of (i) the offering, and (ii) the off-market sale to Haleon, Pfizer held its Haleon Ordinary Shares through State Street Nominees Limited, which held the legal title to those Ordinary Shares on Pfizer's behalf.

12. Date of Completion
21-Mar-2025

13. Place Of Completion
New York, USA

Amanda Mellor, Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: March 21, 2025	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary